UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NewGenIvf Group Limited

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G0544E105

(CUSIP Number)

Wing Fung Alfred Siu

1/f, Pier 2, Central

Hong Kong

Phone: +852 2861 1666

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0544E105

1. Names of Reporting Persons Wing Fung Alfred Siu
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United Kingdom; Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,105,500(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,105,500(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,105,500(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 40.5%(2)
14. Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,779,500 Class A ordinary shares held by Wing Fung Alfred Siu and 2,326,000 Class A ordinary shares held by Mr. Siu’s spouse, Wai Lam Tina Fong, as of April 3, 2024. Mr. Siu and Ms. Fong share voting and dispositive power with respect to such shares.
(2)	Percentage is calculated based on 10,149,386 Class A ordinary shares issued and outstanding immediately following the consummation of the Business Combination (as defined below) on April 3, 2024 as disclosed in the Issuer’s Form 20-F, filed on April 9, 2024.

CUSIP No. G0544E105

1. Names of Reporting Persons Wai Lam Tina Fong
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United Kingdom; Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,105,500(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,105,500(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,105,500(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 40.5%(2)
14. Type of Reporting Person (See Instructions) IN

(1)	Consists of 2,326,000 Class A ordinary shares held by Wai Lam Tina Fong and 1,779,500 Class A ordinary shares held by Ms. Fong’s spouse, Wing Fung Alfred Siu, as of April 3, 2024. Ms. Fong and Mr. Siu share voting and dispositive power with respect to such shares.
(2)	Percentage is calculated based on 10,149,386 Class A ordinary shares issued and outstanding immediately following the consummation of the Business Combination (as defined below) on April 3, 2024 as disclosed in the Issuer’s Form 20-F, filed on April 9, 2024.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the Class A ordinary shares of the Issuer. The principal executive offices of the Issuer are located at 36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke), Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand. The Issuer’s Class A Ordinary Shares are listed on the Nasdaq Global Market under the symbol “NIVF.”

Item 2. Identity and Background.

The Schedule 13D is being filed by

(1)	Wing Fung Alfred Siu, a citizen of United Kingdom and Hong Kong, China. The business address of Mr. Siu is 1/F, Pier 2, Central, Hong Kong. Mr. Siu is the Chairman and Chief Executive Officer of the Issuer; and

(2)	Wai Lam Tina Fong, a citizen of United Kingdom and Hong Kong, China. The business address of Ms. Fong is 1/F, Pier 2, Central, Hong Kong. Ms. Fong is a Director and Chief Marketing Officer of the Issuer. Ms. Fong is Mr. Siu’s spouse.

Each of the foregoing is a “Reporting Person” and collectively are the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below. Accordingly, the Reporting Persons are hereby jointly filing this Schedule 13D.

During the last five years, no Reporting Person has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 3, 2024 (the “Closing Date”), A SPAC I Acquisition Corp., a British Virgin Islands business company (“ASCA”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Merger Agreement, dated as of February 15, 2023, as amended on June 12, 2023, December 6, 2023 and March 1, 2024 (the “Merger Agreement”), by and among ASCA, the Issuer (f/k/a A SPAC I Mini Acquisition Corp.), A SPAC I Mini Sub Acquisition Corp., NewGenIvf Limited (“Legacy NewGenIvf”), and certain shareholders of Legacy NewGenIvf.

Pursuant to the terms of the Merger Agreement, upon closing of the Business Combination, 214,175 Legacy NewGenIvf’s ordinary shares were automatically cancelled and converted into 1,779,500 Issuer’s Class A ordinary shares issued to Wing Fung Alfred Siu and 280,000 Legacy NewGenIvf’s ordinary shares were automatically cancelled and converted into 2,326,000 Issuer’s Class A ordinary shares issued to Wai Lam Tina Fong.

References to and descriptions of the Merger Agreement herein is qualified in their entirety by reference to the Merger Agreement filed as Exhibits 1, 2, 3 and 4 to this Statement and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Issuer’s Class A ordinary shares beneficially owned by the Reporting Persons, as reported in this Statement, were received in connection with the Business Combination. Other than as described in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Class A ordinary shares of the Issuer (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(b)	The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of shares of Class A ordinary shares of the Issuer as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer’s Class A ordinary shares during the sixty days prior to the date of filing this Statement.

(d)	Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s ordinary shares beneficially owned by the Reporting Persons as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The descriptions of the Merger Agreement under Item 3 is incorporated herein by reference. The summary of certain provisions of such agreement in this Statement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as Exhibits 1, 2, 3 and 4 hereto and is incorporated herein by reference.

Lock-Up Agreement

In connection with the closing of the Business Combination, the Issuer entered into a Lock-up Agreement with Wing Fung Alfred Siu and Hei Yue Tina Fong on April 3, 2024, pursuant to which each agrees, subject to certain customary exceptions, not to:

(i)	offer, sell, contract to sell, pledge or otherwise dispose of any ordinary shares, any ordinary shares received or issuable upon settlement of restricted share units or the exercise of options or warrants to purchase any ordinary Shares, or any securities convertible into or exercisable or exchangeable for any ordinary shares, in each case, of the Issuer directly or indirectly held by, or beneficially owned by, the Reporting Persons immediately after the closing of the Business Combination, and any earnout shares of the Issuer (“Earn-out Shares”) to the extent issued pursuant to the Merger Agreement (the “Lock-up Shares”);

(ii)	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any Lock-up Shares, whether any of these transactions are to be settled by delivery of any such shares, in cash or otherwise; or

(iii)	publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, edge or other arrangement, or engage in any “Short Sales” (as defined in the Lock-up Agreement) with respect to any security of the Issuer;

for a period of one (1) year after the closing date and (ii) any Earnout Shares, for a period of one (1) year after the issuance of such Earnout Shares.

Twenty percent (20%) of the Lock-up Shares are subject to early release from lock-up if after the date that is six (6) months after the closing date (in the case of the lock-up shares other than the Earnout Shares) or the date of the issuance (in the case of the Earnout Shares), the volume weighted average price of the Class A ordinary shares of the Issuer over any twenty (20) trading days within any thirty (30) trading day period is greater than or equal to $15.00 (as adjusted for share splits, share capitalization, subdivisions, reorganization, recapitalization and other similar arrangements).

References to and descriptions of the Lock-up Agreements herein are qualified in their entirety by reference to the form of Lock- up Agreement filed as Exhibit 5 to this Statement and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, Wing Fung Alfred Siu, Hei Yue Tina Fong and certain other shareholders of the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) on April 3, 2024. Pursuant to the Registration Rights Agreement, the Issuer will, among other matters, be required to register for resale securities held by these shareholders of the Issuer. In addition, these shareholders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination.

References to and descriptions of the Registration Rights Agreement herein are qualified in their entirety by reference to the form of Registration Rights Agreement filed as Exhibit 6 to this Statement and incorporated herein by reference.

Joint Filing Agreement

On April 10, 2024, the Reporting Persons entered into a joint filing agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to Class A ordinary shares of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Merger Agreement, dated as of February 15, 2023, by and among ASCA, NewGenIvf Limited, certain shareholders of NewGenIvf Limited, A SPAC I Mini Acquisition Corp., and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
2	First Amendment to the Merger Agreement, dated June 12, 2023, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2023)
3	Second Amendment to the Merger Agreement, dated December 6, 2023, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023)
4	Third Amendment to the Merger Agreement, dated March 1, 2024, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
5	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.8 to the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 9, 2024)
6	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
7*	Joint Filing Agreement, date as of April 10, 2024 by and between the Reporting Persons, attached hereto.

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2024

Wing Fung Alfred Siu

By:	/s/ Wing Fung Alfred Siu

Wai Lam Tina Fong

By:	/s/ Wai Lam Tina Fong